PS International Group Ltd.

January 12, 2026

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Karina Doran

Re:	PS International Group Ltd. (CIK No. 0001997201)
Registration Statement on Form F-1, as amended
Initially Filed on December 1, 2025
File No. 333- 292196

Dear Ms. Karina Doran:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PS International Group Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on January 14, 2026, or as soon thereafter as practicable.

Very truly yours,

PS International Group Ltd.

By:	/s/ Yee Kit Chan
	Name:	Yee Kit Chan
	Title:	Director and Chairman of the Board